Exhibit 99.2

Santiago, January 9th, 2020.

GG.15 / 2020

Mr.

Joaquín Cortez Huerta

Chairman

Financial Market Commission

Present

Ref.: Material Event: Chief Executive Officer Appointment

For your consideration,

In accordance with the provisions set forth in articles 9 and 10 of Law 18.045 on Securities Markets, and Chapter 18-10 of the updated Compilation of Norms of the Chilean Financial Market Commission (“CMF”), we inform the following Material Event.

In an extraordinary meeting of the Board of Directors held on this date, it was informed the decision taken in mutual agreement between Mr. Manuel Olivares, the Board of Directors and the principal shareholders, pursuant to which Mr. Olivares will remain as Chief Executive Officer of Itaú Corpbanca until January 29th, 2020.

In that meeting, in addition to wishing the best to Mr. Olivares in his new endeavors, the Board thanked him for his service during 2019. Mr. Olivares on his part expressed his thanks for the trust that the Board placed in his person.

In addition, the Board of Directors resolved to appoint Mr. Gabriel Moura as the new Chief Executive Officer of Itaú Corpbanca, effective on January 30th , 2020. Mr. Moura forms part of Itaú Unibanco since 2000, having held different senior positions in Brazil and currently serves as the Chief Financial Officer of Itaú Corpbanca since April 1st, 2016.

Sincerely,

Jorge Andrés Saieh

Chairman of the Board of Directors

Itaú Corpbanca